Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012
EARNINGS:
Loss before income taxes	$(3,502)	$(3,281)	$(6,705)	$(9,785)
Plus fixed charges and preference dividends	69	187	259	309

Total earnings	$(3,433)	$(3,094)	$(6,446)	$(9,476)
COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$—	$—	$—	$—
Estimated interest component of rent	69	187	259	309

Total combined fixed charges and preference dividends	$69	$187	$259	$309
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	N/A	N/A	N/A	N/A

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense deemed representative of interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $3,502 for the three months ended March 31, 2015 and by $3,281, $6,705, and $9,785 for the years ended December 31, 2014, 2013 and 2012, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.